UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Inhibrx Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45720N103
(CUSIP Number)

Mark Lappe c/o Inhibrx Biosciences, Inc. 11025 N. Torrey Pines Road, Suite 140 La Jolla, California 92037
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON Mark Lappe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,865(1)
	8	SHARED VOTING POWER 746,548(2)
	9	SOLE DISPOSITIVE POWER 14,865(1)
	10	SHARED DISPOSITIVE POWER 746,548(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 761,413
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.26%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 14,865 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Inhibrx Biosciences, Inc., a Delaware corporation (the “Issuer”), held by The Mark Paul Lappe Roth IRA, of which Mr. Lappe is the beneficiary.
(2)	Consists of (i) 621,548 shares of Common Stock held by The Lappe Family Trust, of which Mr. Lappe is the trustee, and (ii) 125,000 shares of Common Stock held by a trust for the benefit of Mr. Lappe’s immediate family.
(3)	Based on 14,475,904 shares of the Issuer’s Common Stock outstanding as of May 30, 2024.

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Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Inhibrx Biosciences, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 11025 N. Torrey Pines Road, Suite 140, La Jolla, California 92037.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of Mark P. Lappe (“Mr. Lappe”), as an individual.

(b) The principal business address for Mr. Lappe is c/o Inhibrx Biosciences, Inc., 11025 N. Torrey Pines Road, Suite 140, La Jolla, California 92037.

(c) Mr. Lappe is the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer.

(d) During the last five years, Mr. Lappe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Lappe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lappe is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 30, 2024, Inhibrx, Inc., a Delaware corporation, completed the transactions contemplated by the Agreement and Plan of Merger, dated as of January 22, 2024 (the “Merger Agreement”), by and among Aventis Inc., a Pennsylvania corporation (“Parent”) and wholly owned subsidiary of Sanofi S.A. (“Sanofi”), Art Acquisition Sub, Inc. (“Merger Sub”) and Inhibrx, Inc. Pursuant to the Merger Agreement, Merger Sub merged with and into Inhibrx, Inc. (the “Merger”), with Inhibrx, Inc. surviving the Merger as a wholly owned subsidiary of Parent.

In connection with and as a condition to the Merger, on May 29, 2024, Inhibrx, Inc. completed the previously announced transactions pursuant to the Separation and Distribution Agreement, dated as of January 22, 2024 (the “Separation and Distribution Agreement”), by and among Inhibrx, Inc. and the Issuer, pursuant to, which, among other things, Inhibrx, Inc. distributed to its stockholders as of the distribution record date of May 17, 2024, 92% of the issued and outstanding shares of common stock of the Issuer, on a pro rata basis (the “Spin-Off”), at a ratio of one share of Common Stock for every four (4) shares of Inhibrx, Inc.’s issued and outstanding common stock, par value $0.0001 per share, held on the distribution record date. Mr. Lappe acquired the shares of Common Stock reported in this Schedule 13D in the Spin-Off.

Item 4.	Purpose of Transaction.

The information set forth under Item 3 above is incorporated by reference herein.

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Mr. Lappe acquired the shares of the Common Stock reported in this Schedule 13D in the Spin-Off and holds such shares for investment purposes and intends to review such investment in the Issuer on a continuing basis. Consistent with such purposes, Mr. Lappe may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the board of directors of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Issuer and such other matters as Mr. Lappe may deem relevant to his investment in the Issuer. Mr. Lappe expects that he will, from time to time, review his investment position in the shares of the Common Stock or the Issuer and may, depending on the Issuer’s performance and other market conditions, increase or decrease his investment position in the Common Stock. Mr. Lappe may, from time to time, make additional purchases of shares of the Common Stock either in the open market or in privately negotiated transactions, depending upon his evaluation of the Issuer’s business, prospects, financial condition and results of operations, the market for the Common Stock, other opportunities available to Mr. Lappe, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, Mr. Lappe may also decide to hold or dispose of all or part of his investment in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Stock.

Any actions Mr. Lappe might undertake may be made at any time and from time to time without prior notice and will be dependent upon Mr. Lappe’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Mr. Lappe reserves the right to change his intentions, or to formulate plans and proposals, with respect to any or all of the matters described in this paragraph, subject to applicable law and regulations.

Separately from the acquisition of the Common Stock for investment purposes, Mr. Lappe serves as the Chief Executive Officer, President and Chairman of the board of directors of the Issuer and therefore regularly engages in discussions with management of the Issuer, the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, which discussions my include matters ranging from the operations and conduct of the Issuer’s business to considering or exploring extraordinary corporate transactions including the events listed in Items 4(a) through 4(j) of Schedule 14D.

Except as set forth in this Item 4 or Item 6 below, Mr. Lappe has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

(a) (b) See the cover page.

(c) The information set forth under Item 3 above is incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2024

Mark Lappe

/s/ Mark Lappe